                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2000

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            for the transition period from __________ to __________.

                          Commission File No.: 3-37791

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:


                        CAMBREX CORPORATION SAVINGS PLAN


            B. Name of issuer of the securities held pursuant to the the plan and the address of its principal executive office:



                               CAMBREX CORPORATION
                              ONE MEADOWLANDS PLAZA
                        EAST RUTHERFORD, NEW JERSEY 07073

                              REQUIRED INFORMATION



(A)     FINANCIAL STATEMENTS FOR THE PLAN


        Independent auditors' report


        Statement of Net Assets available for Plan Benefits with Fund Information at December 31, 2000

        Statement of Net Assets available for Plan Benefits with Fund Information at December 31, 1999

        Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended December 31, 2000.

         Notes to financial statements

         Schedule 1 - Schedule of Assets Held for Investment Purposes

CAMBREX CORPORATION SAVINGS PLAN

INDEX
DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------









                                                                                                             PAGE
Report of Independent Accountants

Financial Statements:

   Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999                       2

   Statement of Changes in Net Assets Available for Plan Benefits for the year ended
     December 31, 2000                                                                                         3

Notes to Financial Statements                                                                                 4-8

Supplemental Schedule:

   Schedule 1 - Schedule of Assets Held for Investment Purposes as of December 31, 2000                        9

Exhibits:

   Exhibit 23 - Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
of the Cambrex Corporation Savings Plan:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Cambrex Corporation Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP
Florham Park, New Jersey
June 22, 2001

CAMBREX CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------



                                                                                 2000                    1999
Investments at Fair Value
   Non-participant Directed
       Cambrex Employer Stock Fund                                             $ 34,035,932            $ 26,492,624
   Participant Directed
       Cambrex Employee Stock Fund                                               11,584,557               8,310,103
       Mutual Funds                                                              57,511,425              59,993,680
Loans to Participants                                                             1,554,125               1,281,260
                                                                         ---------------------    --------------------
Net Assets Available for Plan Benefits                                        $ 104,686,039            $ 96,077,667
                                                                         =====================    ====================


   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------

                                                    NON-PARTICIPANT             PARTICIPANT
                                                        DIRECTED                 DIRECTED
                                                        --------                 --------
                                                    CAMBREX EMPLOYER
                                                       STOCK FUND              VARIOUS FUNDS              TOTAL FUNDS
   Additions:
   Contributions
       Employee                                         $         -               $ 4,414,907              $ 4,414,907
       Rollovers                                                  -                 2,578,621                2,578,621
       Employer                                           2,154,695                         -                2,154,695
                                                  ---------------------     ---------------------    ----------------------
             Total contributions                          2,154,695                 6,993,528                9,148,223

   Net appreciation in the fair value of
      investments                                         7,213,778               (4,140,439)                3,073,339
   Interest and dividends                                    85,997                 4,607,783                4,693,780
                                                  ---------------------     ---------------------    ----------------------
             Total additions                              9,454,470                 7,460,872               16,915,342

   Deductions:
   Participants' withdrawals                            (1,910,626)               (6,373,622)              (8,284,248)
   Administrative expenses                                    (536)                  (22,186)                 (22,722)
                                                  ---------------------     ---------------------    ----------------------
             Total deductions                           (1,911,162)               (6,395,808)              (8,306,970)

                                                  ---------------------     ---------------------    ----------------------
             Net increase                                 7,543,308                 1,065,064                8,608,372

   Net assets available for plan benefits at
      beginning of year                                  26,492,624                69,585,043               96,077,667
                                                  ---------------------     ---------------------    ----------------------

   Net assets available for plan benefits at
      end of year                                      $ 34,035,932              $ 70,650,107            $ 104,686,039
                                                  =====================     =====================    ======================


   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN.

         The following brief description of the Cambrex Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL

         The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation (the "Company") and its subsidiaries a vehicle to accumulate savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was designed to enhance the existing retirement program for employees of the Company. The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee").


         ELIGIBILITY FOR PARTICIPATION

         Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date, as defined by the Plan document. All other employees, unless covered under a collective bargaining agreement which does not permit participation in the Plan or are temporary or part-time employees scheduled to work less than 20 hours per week, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

         CONTRIBUTIONS

         A participant may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 15%, of their compensation on a before-tax or after-tax basis. Participant contributions may not exceed the smaller of 15% of the participant's base compensation or $10,500 in 2000. The Company matches 100% of the employee's contribution based on the first 3% of their compensation; 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in Company stock. Active participants who are covered by a collective bargaining agreement to which the Company is a party are not entitled to matching employer contributions unless the collective bargaining agreement specifically provides otherwise.

         VESTING

         A participant's interest in the employee contributions to the Plan shall always be fully and immediately vested. A participant's interest in matching employer contributions shall be vested at a rate of twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, a participant shall be 100% vested in their matching employer contributions upon normal retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in a forfeiture account and are available to reduce subsequent Company contributions. Forfeitures for 2000 and 1999 were $144,694 and $151,079, respectively. Cumulative unused balances in the forfeiture accounts amounted to $541,495 and $287,663 at December 31, 2000 and 1999, respectively.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


         WITHDRAWALS DURING EMPLOYMENT

         Contributing participants may make withdrawals from the vested portion of their after-tax account balance prior to their termination of employment by filing a written request with the Plan Administration Committee. Pre-tax contributions are available only as provided by Internal Revenue Service ("IRS") regulation.

         DISTRIBUTION OF BENEFITS OTHER THAN WITHDRAWALS

         Participants, upon termination of employment for reasons other than retirement, death or disability, shall receive all vested amounts in their account balances in all investment funds in the form of a lump sum payment, in quarterly installments for not less than five (5) years, or an annuity contract. Provided the vested amount for distribution is in excess of $5,000, such participants must elect to receive a distribution of benefit prior to the first anniversary of their severance date or at age 65.

         DEATH, DISABILITY OR RETIREMENT

         If a participant's termination of employment is due to death, disability or retirement, all vested amounts credited to their account are payable in one lump sum to them or their designated beneficiary.

         LOANS TO PARTICIPANTS

         The Loan Fund consists of loans to participants which are subject to certain restrictions. The amounts borrowed are transferred from the Funds on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds.

         PLAN TERMINATION

         Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA. In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested. Unless the Company's Board of Directors (the "Board") deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Board.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the Plan have been prepared on the accrual basis of accounting.

         NET APPRECIATION (DEPRECIATION)

         The Plan presents in the "Statement of Changes in Net Assets" the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses recognized from the disposition of investments and the unrealized appreciation (depreciation) on those investments.

         PLAN EXPENSES

         Expenses of the Plan consist of fees charged by the Trustee, loan administrative charges and miscellaneous administrative costs. All other administrative expenses incurred by the Plan are paid by the Company.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


         FEDERAL INCOME TAXES

         The Internal Revenue Service issued its latest determination letter on December 5, 1994, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code ("IRC") and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         CONCENTRATIONS OF CREDIT RISK

         The Plan's investments are self-directed by the participants in a Trust managed by the Trustee with the exception of the Cambrex Employer and Employee Stock Fund, which is both participant and non-participant directed. As of December 31, 2000 and 1999, respectively, Plan investments are allocated as follows: 44% and 37% of the investments are in the Cambrex Corporation Employer and Employee Common Stock Fund, 17% and 20% in the Growth and Income Fund, 7% and 7% in the Asset Manager Fund, 14% and 15% in the Magellan Fund, 7% and 9% in the Retirement Government Money Market Fund, 1% and 1% in the Short - Intermediate Government Fund, 1% and 1% in the Investment Grade Bond Fund, 4% and 4% in the Founders Growth Fund and 5% and 6% in the Spartan US Equity Index. In the event of non-performance by the Trustee, the asset value of the Plan could be substantially impaired.

         As of December 31, 2000, the concentration in the Cambrex Corporation Common Stock Fund was $45.6 million or 44% of the Plan. A significant portion ($11.6 million or 11%) of the Plan's assets were invested at the direction of the Plan participants in the Cambrex Corporation Stock Fund. The balance of the fund ($34.0 million or 33%) is attributable to employer matching contributions made solely in Cambrex stock. This fund bears the risk associated with a single stock investment.

         Funds offered within the Plan are diversified, allowing employees to self-direct participation in a broad range of Funds being offered. Employer matching contributions are made directly into the Cambrex Corporation Common Stock fund and cannot be transferred by participants until reaching age 55, as provided under Plan provisions.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------



3.       INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:

         INVESTMENT                                                  2000               1999
         Cambrex Employer Stock Fund *                         $ 34,035,932       $ 26,492,624
         Cambrex Employee Stock Fund                             11,584,557          8,310,103
         Fidelity Magellan Fund                                  15,067,483         14,609,595
         Fidelity Growth & Income Portfolio                      17,190,213         18,943,579
         Fidelity Asset Manager                                   6,667,432          6,194,459
         Fidelity Retirement Government Money                     7,186,146          8,304,606
            Market Portfolio
         Spartan US Equity Index                                  5,446,770          6,095,712


         *  Non-participant directed

         During 2000, the Plan's participant directed investments (including gains and losses on investments bought and sold, as well as held during the year) increased (decreased) in value by $(4,140,439) as follows:


                           Cambrex Employee Stock Fund                 $  2,692,449
                           Mutual Funds                                  (6,832,888)
                                                                       -------------

                                    Total                              $ (4,140,439)
                                                                         ===========


         Calculations of the portion of the total funds to be allocated to the Plan have been made by the Trustee. The assets held by each fund are described in the prospectus of the fund which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks and government securities. The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price of the day. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Each fund has an investment manager who exercises discretionary authority concerning investment vehicles within the fund.

         The net investment gain includes interest and dividend income, net gains or losses realized upon disposition of investments at fair value, and net unrealized appreciation or depreciation of investments. Investment income and gains and losses have been allocated daily by the Trustee in proportion to the market values of the respective plans, adjusted for contributions and distributions.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


4.       RELATED PARTY TRANSACTIONS

         The Cambrex Employer and Employee Stock Fund invests primarily in Cambrex Corporation common stock and maintains approximately 3-4% of its assets in cash and temporary liquid investments. Employee contributions are used to buy units in the fund. The employer matching contribution is made in shares of Cambrex Corporation common stock purchased by the Trustee on the open market or in stock issued by Cambrex at the average of the high & low trading price on the day of contribution. All other transactions of Cambrex Corporation common shares were traded on the New York Stock Exchange ("NYSE"). Withdrawal from the Cambrex Stock Fund for transfer to another investment fund is restricted to the employee contributions, dividends, and appreciation thereon. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations. Each participant can exercise voting rights attributable to the shares allocated to their account. The Cambrex Corporation common shares are currently traded on the NYSE.

CAMBREX CORPORATION SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
------------------------------------------------------------------------------


SCHEDULE 1


             DESCRIPTION OF ASSETS/INVESTMENTS                     UNITS             COST               FAIR VALUE
Cambrex Employer and Employee Stock Fund                          497,783         $16,109,160           $45,620,489
Founders Growth Fund                                              286,370           5,878,820             4,017,778
Fidelity Magellan Fund                                            126,302          13,709,321            15,067,843
Fidelity Investment Grade Bond                                    152,050           1,099,163             1,088,676

Fidelity Growth & Income Portfolio                                408,319          14,108,565            17,190,213
Fidelity Asset Manager                                            396,399           6,677,561             6,667,432
Fidelity Retirement Government Money
   Market Portfolio                                             7,186,146           7,186,146             7,186,146
Spartan US Equity Index                                           116,359           4,982,815             5,446,770
Fidelity Short -Intermediate Government
   Portfolio                                                       91,521             850,468               846,567
Participant Loans (rates ranging from 6.5% to 10%)                                          -             1,554,125
                                                                             ------------------    -------------------
                                                                                  $70,602,019          $104,686,039
                                                                             ==================    ===================

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Cambrex Corporation Savings Plan



Date     August 27, 2001                   /s/ Salvatore J. Guccione
                                           -----------------------------------
                                           Salvatore J. Guccione
                                           Sr. Vice President and
                                           Chief Financial Officer
                                           (On behalf of the Registrant and
                                           as the Registrant's Principal
                                           Financial Officer)